## Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Uncensored AI, Inc.
8405 WYOMING ST
OMAHA, NE 68122
https://uncensored.ai/

Up to $124,000.00 in Common Stock at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Uncensored AI, Inc.
Address: 8405 WYOMING ST, OMAHA, NE 68122
State of Incorporation: DE
Date Incorporated: February 10, 2023

## Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Common Stock
Offering Maximum: $124,000.00 | 124,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

Bonus Shares: 20%

"As you are an early supporter of Uncensored AI, you are eligible for additional bonus shares."

Audience description can include: previous investors, customers, friends and family

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Amount-Based Perks

Tier 1 Perk: $500 investment - Early access to platform features and 2% bonus shares.

Tier 2 Perk: $1,000 investment - Early access to platform features, and 5% bonus shares.

Tier 3 Perk: $5,000 investment - Early access to platform features, 6-months free subscription, and a 7% bonus shares.

Tier 4 Perk: $10,000 investment - Early access to platform features, 12-months free subscription, plus a personalized AI avatar for exclusive use on the platform, and 10% bonus shares.

Tier 5 Perk: $25,000 investment - Early access to platform features, 24-months free subscription, invitation to an annual "Unfiltered Dialogue" roundtable with key speakers, and 15% bonus shares.

Tier 6 Perk: $50,000+ investment - Early access to platform features plus a lifetime subscription to premium features, invitation to an annual "Unfiltered Dialogue" roundtable with key speakers, a named acknowledgement on the platform, and 20% bonus shares.

The 10% StartEngine Venture Club Bonus

Uncensored AI Inc. will offer a 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.00 per share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

## The Company and its Business

### Company Overview

#### The Company's Business

Uncensored AI Inc. develops AI-driven chatbot solutions designed to prioritize free speech, privacy, and user empowerment. Uncensored AI offers a platform for unrestricted, customizable chatbot interactions, allowing users to engage in open conversations while maintaining privacy and control over their experience. Currently in beta, the platform has attracted over 25,000 prospective users, demonstrating significant early interest in AI solutions that support freedom of expression in a moderated digital landscape.

The Company is in the pre-revenue stage of development.

#### Business Model

Uncensored AI's business model is based on a freemium structure, providing basic services at no cost while offering premium features for subscribers. These premium options include advanced privacy settings, customizable filters, and content creation tools, catering to both individual users and developers seeking tailored AI experiences. As the platform grows, Uncensored AI plans to expand monetization efforts through developer tools, subscription-based content, and a user-driven marketplace, aiming to foster a decentralized community around AI-driven conversations.

#### Corporate Structure

Uncensored AI Inc. is a standalone entity focused on developing and marketing its unique AI platform. There are no associated parent or subsidiary companies in its current structure.

#### Intellectual Property (IP)

Uncensored AI Inc. holds proprietary technology essential to the user experience and customization capabilities of its platform. This includes unique algorithms that support its customizable privacy controls, real-time content injection, and minimal-moderation features. While formal patents are not specified, these proprietary elements are core to Uncensored AI's competitive positioning and functionality.

#### Corporate History

Founded to address the limitations of heavily moderated platforms, Uncensored AI Inc. launched with an initial pre-seed raise of $50,000. These funds have supported beta testing and initial platform development, enabling the company to attract over 25,000 beta users as it prepares for a broader launch.

### Competitors and Industry

#### Industry

Uncensored AI operates within the rapidly growing AI chatbot industry. This sector, currently valued at $5.4 billion and expected to reach $15.5 billion by 2028, shows strong demand for minimally moderated chatbot platforms that allow users greater control over their digital interactions.

https://www.globenewswire.com/en/news-release/2023/07/27/2712372/0/en/Chatbot-Market-worth-15-5-billion-by-2028-growing-at-a-CAGR-of-23-3-Report-by-MarketsandMarkets.html

#### Competitors

Competitors in the space include mainstream chatbot providers that prioritize content moderation, such as OpenAI's ChatGPT and Google's Bard. Uncensored AI differentiates itself through enhanced privacy options, real-time data integration, and user-driven customization, positioning itself as a more open and privacy-focused alternative.

### Current Stage and Roadmap

Current Stage

Uncensored AI is currently in the beta testing phase with over 25,000 users engaging with the platform. The company is focused on refining its user experience and privacy features, with plans to launch officially in the coming months. Next steps include finalizing the platform's privacy controls, customizable filters, and real-time data capabilities.

Roadmap

In the upcoming year, Uncensored AI plans to:

Officially launch its full platform, integrating insights from beta testing to optimize user experience.

Expand its product offering to include tools for content creators and developers.

Pursue partnerships within the AI community to enhance scaling and platform capabilities.

Explore global expansion opportunities, targeting regions with high demand for minimally moderated digital spaces.

## The Team

Officers and Directors

Name: Troy Weber

Troy Weber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Managing Partner, Director and Principal Accounting Officer
  Dates of Service: August, 2024 - Present
  Responsibilities: Troy is the managing partner, overseeing daily operations and coordinates between the development and marketing teams. Receives an annual salary of $75,000 and holds 25% equity in the Company.

Other business experience in the past three years:

- Employer: Gulf Coast Hospitality Management
  Title: Task Force Manager
  Dates of Service: August, 2022 - August, 2024
  Responsibilities: Troy traveled the country to work as a temporary General Manager for hotels that needed some assistance.

Other business experience in the past three years:

- Employer: Omaha Phoenix Capital
  Title: Partner
  Dates of Service: June, 2022 - Present
  Responsibilities: OPC is a founder-led venture fund dedicated to investing in disruptive ideas across the food, beverage, lifestyle, and technology sectors.

Other business experience in the past three years:

- Employer: TBC Promotions
  Title: Business Development
  Dates of Service: November, 2019 - May, 2022
  Responsibilities: Sales

Name: Thomas Dorwart

Thomas Dorwart's current primary role is with Dorwart Law and Omaha-Phoenix Capital. Thomas Dorwart currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Legal Officer
  Dates of Service: October, 2022 - Present
  Responsibilities: Thomas is the chief legal officer/general counsel. He also helps with fundraising. Receives an annual

salary of $30,000 and holds 1% equity in the Company.

Other business experience in the past three years:

- Employer: Dorwart Law and Omaha-Phoenix Capital
  Title: Managing Partner
  Dates of Service: February, 2021 - Present
  Responsibilities: Manager Partner Attorney

Name: Jason Dick

Jason Dick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2023 - Present
  Responsibilities: Jason has been an integral part of getting Uncensored AI into the position they are in now by contributing capital, engaging with influencers and ambassadors and strategic partners, leading organic marketing efforts and planning company growth strategy. Does not receive a salary and holds 38% equity in the Company.

Other business experience in the past three years:

- Employer: Pro Wagering
  Title: Owner
  Dates of Service: August, 2022 - Present
  Responsibilities: Jason is paid subscription fees to provide sports bettors information on who to bet on and how much to bet.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able

to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond

management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

**Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment**
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

**Our new product could fail to achieve the sales projections we expect**
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

**We face significant market competition**
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are competing against other recreational activities**
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

**We are an early stage company and have limited revenue and operating history**
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**We are an early stage company operating in a new and highly competitive industry**
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

**Intense Market Competition**
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

**Vulnerability to Economic Conditions**
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

**Uncertain Regulatory Landscape**
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory and Compliance Risks

Uncensored AI operates in a highly regulated industry where content moderation and privacy laws are constantly evolving. Future changes in regulations may impact Uncensored AI's ability to provide minimally moderated services. Non-compliance with these laws could lead to penalties, restrictions, or operational interruptions, affecting the company's growth and profitability.

Competitive Landscape and Market Positioning

The AI chatbot and digital communication space is competitive, with large, established players such as OpenAI and Google dominating market share. Uncensored AI faces the challenge of differentiating itself while maintaining user engagement. Failure to capture significant market share could hinder Uncensored AI's growth prospects and limit return on investment.

Technology and Cybersecurity Risks

As a platform that emphasizes privacy, Uncensored AI must maintain robust cybersecurity protocols. A data breach or cyberattack could lead to loss of user trust, legal repercussions, and significant financial losses. Moreover, evolving AI technology demands continuous updates and enhancements; failure to keep pace with advancements could render the platform obsolete or less competitive.

Scalability and Operational Risks

Scaling a platform like Uncensored AI requires substantial resources, including talent, infrastructure, and funding. The company's ability to manage user growth without compromising service quality or privacy standards is critical. Operational inefficiencies or an inability to manage growth may impact customer satisfaction, retention, and overall business performance.

Financial Health and Funding Risks

As a startup, Uncensored AI is likely reliant on ongoing capital injections to sustain growth, research, and operations. The company's financial stability depends on raising sufficient funds in this offering and potentially future funding rounds. Failure to secure adequate capital could restrict development and expansion, impacting overall investor returns.

Ethical and Reputational Risks

Uncensored AI's commitment to freedom of speech and limited moderation may expose the platform to controversial content, which could result in public backlash or reputational harm. Negative publicity around content hosted on the platform may deter users, investors, or strategic partners, potentially reducing revenue and growth opportunities.

Dependence on Key Personnel

The company's success heavily relies on the expertise and vision of its founding and management team. The loss of key personnel, particularly those with critical technical, legal, or operational expertise, could disrupt the company's trajectory and impact its ability to execute business strategies effectively.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Troy Weber | 3,800,000 | Common Stock | 38.0% |
| Jason Dick | 3,800,000 | Common Stock | 38.0% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 124,000 of Common Stock.

> Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

> Voting Rights

1 vote per share

> Material Rights

There are no material rights associated with Common Stock.

## What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity

Final amount sold: $50,000.00
Number of Securities Sold: 900,000
Use of proceeds: Purchasing domain uncensored.ai, paying developers, and legal.
Date: May 31, 2023
Offering exemption relied upon: 506(b)

## Financial Condition and Results of Operations

### Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

### Results of Operations

How long can the business operate without revenue:

The initial founders have put in additional capital to pay legal expenses, IP, compute costs, and payments to developers.

Foreseeable major expenses based on projections:

Developers salaries, compute costs, and legal expenses.

Future operational challenges:

Keeping the team slim and burn rates low.

Future challenges related to capital resources:

Making sure developers are paid for their full time work.

Future milestones and events:

Launching our product and generating revenue.

### Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2024, the Company has capital resources available in the form of a capital contribution from Elliott Hanson in the amount of $50,000 and $40,000 cash on hand from initial founders Troy Weber and Jason Dick.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

If critical: These funds are required to support paying developers to continue development to get us to launch our initial product, Uncensored LM.

If not critical: We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $2,500 for expenses related to paying developers.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 30 months. This is based on a projected monthly burn rate of $16,667 for expenses related to developers salaries, compute costs, R&D, and operational expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including an investment of $1M from a Private Investor for 1,000,000 shares.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The Company set its valuation internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. In making this calculation, we have assumed: (i) all outstanding options are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding.

## Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  14.5%
  We will use 14.5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase compute resources for the Company's product, Uncensored LM in preparation of the launch.

- Company Employment
  30.0%

We will use 30% of the funds to hire key personnel for daily operations, including the following roles: CTO, CEO, and Office Administration. Wages to be commensurate with training, experience and position.

- Working Capital
  20.0%
  We will use 20% of the funds for working capital to cover expenses for the initial launch and product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  10.0%
  We will use 10% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

### Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://uncensored.ai/ (https://uncensored.ai/).

### Updates

Updates on the status of this Offering may be found at: www.startengine.com/uncensored-ai

### Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Uncensored AI, Inc.

[See attached]



Uncensored AI, Inc.
(the "Company")
a Delaware Corporation


Financial Statements (unaudited) and Independent Accountant's Compilation Report


Period Ended September 30, 2024, and December 31, 2023

## Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk &  Compliance Professionals

# INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To: Uncensored AI, Inc.  Management

Management is responsible for the accompanying financial statements of Uncensored AI, Inc. Company, which comprise the balance sheets as of September 30, 2024, and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed this compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 30, 2024

# UNCENSORED AI, INC.
## STATEMENT OF FINANCIAL POSITION

|  | Period Ended September 30, 2023 | Year Ended December 31, 2022 |
|---|---|---|
| **ASSETS** |  |  |
| *Current Assets:* |  |  |
| Cash & Cash Equivalents | 2,800 | 31,000 |
| *Total Current Assets* | 2,800 | 31,000 |
| *Non-Current Assets:* |  |  |
| Intangible Assets | 33,200 | 33,000 |
| *Total Non-Current Assets* | 33,200 | 33,000 |
| TOTAL ASSETS | 36,000 | 64,000 |
|  |  |  |
| **LIABILITIES AND EQUITY** |  |  |
| *TOTAL LIABILITIES* | - | - |
| **EQUITY** |  |  |
| Common Stock | 100 | 100 |
| Additional Paid in Capital | 89,900 | 89,900 |
| Retained Earnings | (54,000) | (26,000) |
| *TOTAL EQUITY* | 36,000 | 64,000 |
| TOTAL LIABILITIES AND EQUITY | 36,000 | 64,000 |

See Accompanying Notes to these Unaudited Financial Statements

## UNCENSORED AI, INC.
## STATEMENT OF OPERATIONS

| | Period Ended September 30, 2024 | Year Ended December 31, 2023 |
|---|---|---|
| | | |
| **Operating Expenses** | | |
| Professional Fees | 4,000 | 6,000 |
| General & Administration Expenses | 4,000 | 4,000 |
| Development Costs | 20,000 | 16,000 |
| **Total Operating Expenses** | 28,000 | 26,000 |
| **Total Loss from Operations** | (28,000) | (26,000) |
| **Net Income (Loss)** | (28,000) | (26,000) |

See Accompanying Notes to these Unaudited Financial Statements

## UNCENSORED AI, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | APIC | Retained earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| | # of Shares | $ Amount | | | |
| Inception | - | - | - | - | - |
| Issuance of Common Stock | 10,000,000 | 100 | | | 100 |
| Additional Paid in Capital | - | - | 89,900 | - | 89,900 |
| Net income (loss) | - | - | - | (26,000) | (26,000) |
| Ending balance at 12/31/23 | 10,000,000 | 100 | 89,900 | (26,000) | 64,000 |
| Issuance of Common Stock | - | - | - | - | - |
| Additional Paid in Capital | - | - | - | - | - |
| Net income (loss) | - | - | - | (28,000) | (28,000) |
| Ending balance at 09/30/24 | 10,000,000 | 100 | 89,900 | (54,000) | 36,000 |

See Accompanying Notes to these Unaudited Financial Statements

# UNCENSORED AI, INC.
## STATEMENT OF CASH FLOWS

| | Period Ended September 30, 2024 | Year Ended December 31, 2023 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income (Loss) | (28,000) | (26,000) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | - | - |
| *Net Cash provided by (used in) Operating Activities* | (28,000) | (26,000) |
| **INVESTING ACTIVITIES** | - | - |
| Intangible Assets | (200) | (33,000) |
| *Net Cash provided by (used in) Investing Activities* | (200) | (33,000) |
| **FINANCING ACTIVITIES** | | |
| Common Stock | - | 100 |
| Additional Paid in Capital | - | 89,900 |
| *Net Cash provided by (used in) Financing Activities* | - | 90,000 |
| Cash at the beginning of period | 31,000 | - |
| Net Cash increase (decrease) for period | (28,200) | 31,000 |
| Cash at end of period | 2,800 | 31,000 |

See Accompanying Notes to these Unaudited Financial Statements

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Uncensored AI, Inc. ("the Company") was formed in Delaware on February 10, 2023.  The Company intends to generate revenue through an online platform utilizing advanced AI technology to offer uncensored, context-driven interactions focused on user freedom and autonomy. By eliminating excessive content filtering, the Company's flagship product, Uncensored LM, empowers users with more open and unrestricted access to AI-generated information. The Company's headquarters is in Omaha, Nebraska, and its customer base is expected to span across the United States.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:  Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 30, 2024 and December 31, 2023.


Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.  The Company had $2,800 and $31,000 in cash as of September 30, 2024 and December 31, 2023.


Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Professional Fees

Professional fees consist of legal expenses.

General and Administrative

General and administrative expenses consist of computing expenses and miscellaneous operational costs.

<u>Development Fees</u>

Development fees consist of payments to developers.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or obligations.

## NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share.  10,000,000 shares were issued and outstanding as of December 31, 2023 and September 30, 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 30, 2024, the date these financial statements were available to be issued.  No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

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GET A PIECE OF UNCENSORED AI

# Freedom of Speech, Powered by AI



Uncensored AI, Inc. is developing advanced AI solutions prioritizing freedom of speech and user empowerment. With over 25,000 sign-ups in beta testing, we believe we are on track for a full launch in the coming months. We've raised $50,000 in initial funding and are ... Show more

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

UNCENSORED AI
Advancing AI by Removing Censorship

$0 Raised

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

Get Equity
$1.00 Per Share

RAISED: $0
INVESTORS: —
MIN INVEST: $300
VALUATION: $10M

## REASONS TO INVEST







- Unfiltered AI: Our AI empowers users with unrestricted conversations, offering customizable filters to maintain privacy and control.
- High Potential Market: Targeting the $5.4B global chatbot industry, estimated to grow to $15.5B by 2028,* we have seen increasing demand for uncensored platforms.
- world-class expertise in AI and robust security to ensure a top-tier product.

*These projections are forward-looking statements and do not constitute guarantees of future performance. Actual market growth and outcomes may differ materially due to a variety of factors, including changes in economic conditions, regulatory developments, competition, and other unforeseen events. Investors should not rely solely on these projections when making investment decisions and are encouraged to consider all relevant risk factors.

## TEAM

**Troy Weber • CEO, Managing Partner, Director and Principal Accounting Officer**
Troy leverages extensive experience in business management and operations, excelling in optimizing workflows and team coordination. His leadership has driven growth across technology, e-commerce, and live events, ensuring alignment between... Read More

**Thomas Dorwart • Chief Legal Officer and Board Member**
Tom is a startup and venture capital lawyer with 13 years of experience, specializing in AI, fintech, and consumer-focused industries.

**Jason Dick • Board Member**
Visionary and serial entrepreneur who confidently pursues impactful ideas, striving to make a positive change in the world.

**Troy Schultz • Head of Technology**
Troy leads the development of advanced AI tools, focusing on RAG LLMs that utilize knowledge graphs to enhance system diagrams and code flow. Drives innovation in chatbot functionality, emphasizing the integration of consequence-outcome prediction and storytelling in AI-powered platforms. Prior Works: BlackSheep-Llama3.2-3B: An AI model designed to generate unrestricted information. Disobedient/BlackSheep-Vision: A specialized model focused on vision-related tasks, part of the BlackSheep collection. Phi-3-Context-Obedient-RAG: A context-restricted AI model that minimizes hallucinations by sticking closely to the provided context, optimized for structured formats and accurate answers.
Read Less

Show Less

THE PITCH

## Unlocking the Power of Free Speech



Unleash the Power of
UNCENSORED AI
Our Flagship Product, Uncensored LM, Offers:
Comprehensive Text Responses
Robust Privacy Measures
Unrestricted API

*The Uncensored AI platform is currently in beta testing stages and is not fully released. Features, functionalities, and capabilities shown are subject to change.

We believe Uncensored AI is at the forefront of AI innovation, through an uncensored, user-empowering chatbot platform designed to provide free speech, customizable filters, and unparalleled interaction with artificial intelligence. Founded to meet the growing demand for uncensored AI, we aim to disrupt the current tech landscape dominated by heavily moderated and restricted platforms.

Our platform is intended to provide broad access to diverse content and content-driven conversations. With customizable filters and privacy features, you can create an AI experience that perfectly aligns with your preferences.

Why Choose Uncensored AI?
Freedom of Speech
Express yourself freely without fear of censorship
Privacy First
Your data is our top priority
Bold and Independent
AI that values open dialogue and diverse perspectives

At Uncensored AI, our mission is to provide a safe space for open dialogue, information exchange, and community interaction so that you can engage in meaningful conversations without fear or censorship. With over 25,000 sign-ups in beta testing, we are preparing for a potential full launch in the coming months. We're committed to delivering cutting-edge technology with a bold vision for empowering user freedom.

THE OPPORTUNITY

## Speak Freely, Think Deeply with Uncensored AI

Tired of censored conversations and limited perspectives? The problem with major mainstream AI platforms is the heavy filtering and content moderation that restricts user expression and access to information. **Uncensored AI** is designed to empower users to explore unfiltered information and engage in open dialogue. Our platform offers uncensored access to a vast range of content and context-driven conversations while prioritizing user freedom.

Our Business Model
Revenue Streams
Premium Subscriptions
Freemium Model
Advertising
Revenue Generation
Subscription Fees
Data Monetization
Partnership with Parler
Uncensored LM Premium Monthly Subscription
Full Encryption
24/7 Access
Priority Support
Early Access

*The Uncensored AI platform is currently in beta testing stages and is not fully released. Features, functionalities, and capabilities shown are subject to change. The Company is in the pre-revenue stage of development.

**Here's what sets us apart:**

- **Unrestricted Access:** Explore a world of uncensored content designed to minimize biases and limitations.
- **Privacy You Can Trust:** We prioritize your security - your conversations are encrypted and never monetized.
- **Customize Your Experience:** Tailor your AI companion to your needs, ensuring every interaction is relevant and engaging.
- **Real-Time Insights:** Our live data injection keeps the conversation fresh with up-to-the-minute information and trending topics.
- **Embrace Diverse Perspectives:** Uncensored AI leverages a diverse dataset aimed at delivering nuanced perspectives beyond standard models.

Our competitive advantage lies in our commitment to transparency, privacy, and freedom of speech by offering unrestricted access, enabling open and uncensored dialogue. Users can customize their chatbot experience, maintain privacy through encryption, and engage with real-time, uncensored content.

THE MARKET & OUR TRACTION

## Revolutionizing the AI Chatbot Market

The global chatbot market, valued at $5.4 billion in 2023 and growing at a CAGR of 23.3%, is expected to reach $15.5 billion by 2028.[1] Uncensored AI is designed to meet the growing interest in platforms with minimal moderation. As users increasingly seek alternatives, Uncensored AI offers a space for open, unfiltered dialogue.

Our innovative approach to AI and free speech has ignited discussions about the future of technology. With over 25,000 sign-ups for our Uncensored LM beta and viral AI responses reaching millions, it's evident there's demand for our platform.

Traction and Competitive Advantages
25,000+
Sign-ups for the beta with no marketing spend
$50,000
Total raised in initial investments
Over 20M
Followers in our influencer network
Extensive Databases
for future engagement and targeted outreach
B2B Partnerships
for integrating uncensored AI solutions
Live Trademark
for "Uncensored AI" (USPTO Serial #97790815)
Broad Brand Recognition
with over 50 million views on AI-driven responses

Our team of experienced AI engineers strives to deliver leading technology, ensures our technology is cutting-edge and provides a seamless, intuitive user experience.

WHY INVEST

## Join Us in Helping Shape the Future of AI

Unlock the Full Potential of AI
with Uncensored LM
Join us in leading the charge for free speech in the AI-driven future

The current political climate and global demand for free speech platforms have created an urgent need for uncensored, transparent AI. Our goal is to position Uncensored AI as the leading platform for users seeking censorship-free AI solutions while expanding to include community interaction features, content creation tools, and monetization options tailored to content creators and developers.

Uncensored AI aims to transform the way people engage with AI by prioritizing freedom of expression, privacy, and user control. Funds from this raise are intended to support growth initiatives, AI model enhancements, and potential global expansion to meet the rising demand for communication platforms. Long-term, we aim to pioneer the decentralization of AI, giving users true ownership and control over their interactions with artificial intelligence.

With a strong technological foundation, strategic partnerships, and a dedicated team, we believe Uncensored AI is poised to seize the opportunities in the growing AI market.

Join us in advancing free speech in the AI-powered future. Unleash the potential of Uncensored AI.

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## ABOUT

HEADQUARTERS
1901 Howard St
OMAHA, NE 68102

WEBSITE
View Site

Uncensored AI, Inc. is developing advanced AI solutions prioritizing freedom of speech and user empowerment. With over 25,000 sign-ups in beta testing, we believe we are on track for a full launch in the coming months. We've raised $50,000 in initial funding and are building a strong community around our uncensored chatbot platform. Uncensored AI is in the pre-revenue stage of development.

## TERMS

Uncensored AI

**Overview**

| | |
|---|---|
| PRICE PER SHARE: $1 | VALUATION: $10M |
| DEADLINE: Jan. 31, 2025 at 11:59 PM PST | FUNDING GOAL: $124k - $124k |

**Breakdown**

| | |
|---|---|
| MIN INVESTMENT: $300 | OFFERING TYPE: Equity |
| MAX INVESTMENT: $124,000 | SHARES OFFERED: Common Stock |
| MIN NUMBER OF SHARES OFFERED: 124,000 | |
| MAX NUMBER OF SHARES OFFERED: 124,000 | |

Maximum Number of Shares Offered subject to adjustment for bonus shares

- SEC Recent Filing
- Offering Circular
- Offering Memorandum
- Financials
- Risks

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**Loyalty Bonus**

Bonus Shares: 20%

"As you are an early supporter of Uncensored AI, you are eligible for additional bonus shares."

Audience description can include previous investors, customers, friends and family

**Time-Based Perks:**

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

**Amount-Based Perks**

Tier 1 Perk: $500 investment - Early access to platform features and 2% bonus shares.

Tier 2 Perk: $1,000 investment - Early access to platform features, and 5% bonus shares.

Tier 3 Perk: $5,000 investment - Early access to platform features, 6 months free subscription, and a 7% bonus shares.

Tier 4 Perk: $10,000 investment - Early access to platform features, 12 months free subscription, plus a personalized AI avatar for exclusive use on the platform, and 10% bonus shares.

Tier 5 Perk: $25,000 investment - Early access to platform features, 24-months free subscription, invitation to an annual "Unfiltered Dialogue" roundtable with key speakers, and 15% bonus shares.

Tier 6 Perk: $50,000+ investment - Early access to platform features plus a lifetime subscription to premium features, invitation to an annual "Unfiltered Dialogue" roundtable with key speakers, a named acknowledgement on the platform, and 20% bonus shares.

**The 10% StartEngine Venture Club Bonus**

Uncensored AI Inc. will offer a 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.00 per share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Uncensored AI.

**10% Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

**Venture Club**
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

**$500** — Tier 1 Perk:
$500 investment - Early access to platform features and 2% bonus shares.
Select

**$1,000** — Early Bird 1:
Invest $1,000+ within the first 2 weeks | 5% bonus shares
10 Days 19 Hours 30 Minutes 22 Seconds
Select

**$1,000** — Tier 2 Perk:
$1,000 investment - Early access to platform features, and 5% bonus shares.
Select

**$5,000** — Tier 3 Perk:
$5,000 investment - Early access to platform features, 6-months free subscription, and a 7% bonus shares.
Select

**$5,000** — Early Bird 2:
Invest $5,000+ within the first 2 weeks | 10% bonus shares
10 Days 19 Hours 30 Minutes 22 Seconds
Select

**$10,000** — Early Bird 3:
Invest $10,000+ within the first 2 weeks | 15% bonus shares
10 Days 19 Hours 30 Minutes 22 Seconds
Select

**$10,000** — Tier 4 Perk:
$10,000 investment - Early access to platform features, 12 months free subscription, plus a personalized AI avatar for exclusive use on the platform, and 10% bonus shares.
Select

**$20,000** — Early Bird 4:
Invest $20,000+ within the first 2 weeks | 20% bonus shares
10 Days 19 Hours 30 Minutes 22 Seconds
Select

**$25,000** — Tier 5 Perk:
$25,000 investment - Early access to platform features, 24-months free subscription, invitation to an annual "Unfiltered Dialogue" roundtable with key speakers, and 15% bonus shares.
Select

**$50,000** — Early Bird 5:
Invest $50,000+ within the first 2 weeks | 25% bonus shares
10 Days 19 Hours 30 Minutes 22 Seconds
Select

**$50,000** — Tier 6 Perk:
$50,000+ investment - Early access to platform features plus a lifetime subscription to premium features, invitation to an annual "Unfiltered Dialogue" roundtable with key speakers, a named acknowledgment on the platform, and 20% bonus shares.
Select

## JOIN THE DISCUSSION

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## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

## WHY STARTENGINE?

REWARDS
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## FAQS

- How much can I invest?
- When will I receive my shares?
- What will the return on my investment be?
- Can I cancel my investment?
- What is the difference between Regulation Crowdfunding and Regulation A+?
- More FAQs

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.